Exhibit a(5)

CERTIFICATE OF AMENDMENT
OF
FIDELITY INSTITUTIONAL CASH PORTFOLIOS

 1. The name of the Trust has been amended. The new name of the Trust is:

 Colchester Street Trust

 2. This certificate will become effective upon filing.

 3. Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

This certificate is executed this 19th day of June 1998, in the city of Boston and the Commonwealth of Massachusetts.


   By:  /s/Robert C. Pozen
          Robert C. Pozen
          Trustee and Senior Vice President